大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2002/UOB-A46/atl

5 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

PROPOSED DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED – ENTITLEMENTS OF SHAREHOLDERS OF UNITED OVERSEAS BANK LIMITED

Dear Sir

We enclose a copy of our Announcement dated 5 December 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

dlw 1/10

Encs

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

PROPOSED DISTRIBUTION BY UNITED OVERSEAS BANK LIMITED OF APPROXIMATELY 31.12 PER CENT. OF THE ISSUED SHARE CAPITAL OF HAW PAR CORPORATION LIMITED – ENTITLEMENTS OF SHAREHOLDERS OF UNITED OVERSEAS BANK LIMITED

1. Introduction

On 28 November 2002, United Overseas Bank Limited (**"UOB"**) announced that its shareholders had, at an extraordinary general meeting (**"EGM"**) of UOB convened on the same date, approved the proposed distribution in specie (the **"Distribution"**) of 64,251,957 ordinary shares of S$1.00 each in the capital of Haw Par Corporation Limited (**"Haw Par"**), representing approximately 31.12 per cent. of the issued share capital of Haw Par held by UOB, to the shareholders of UOB. Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular to shareholders of UOB dated 11 November 2002 (the **"Circular"**).

2. Entitlements of Shareholders of UOB

As at 5.00 p.m. on 5 December 2002 (the **"Books Closure Date"**), the total issued share capital of UOB was S$1,571,602,625 comprising of 1,571,602,625 ordinary shares of S$1.00 each in the capital of UOB. Based on the total issued share capital of UOB as at the Books Closure Date, the Distribution will be effected as follows:

(a) for every 1,000 UOB Shares held by UOB shareholders on the Books Closure Date, each UOB shareholder will receive 40.88308 ordinary shares of S$1.00 each in the capital of Haw Par (**"Haw Par Shares"**), fractions of a Haw Par Share to be disregarded, except that the Haw Par Shares which would otherwise be distributed to Haw Par pursuant to the Distribution (in its capacity as a shareholder of UOB) and the Haw Par Shares which would otherwise be distributed to Overseas Shareholders pursuant to the Distribution shall be dealt with respectively in the manner described in the Circular; and

(b) the resultant fractional Haw Par Shares, if any, will be aggregated and sold for the benefit of UOB.

Based on the last done price of Haw Par Shares on the Books Closure Date of S$3.58 per Haw Par Share, the aggregate amount of the net dividend will amount to approximately S$230 million. This represents a net dividend of S$0.1463614 per UOB Share or a gross dividend of 18.76429 per cent., or S$0.1876429 per UOB Share, net of tax at 22 per cent., based on 1,571,602,625 UOB Shares in issue as at the Books Closure Date.

3. Exceptional Gain

An exceptional gain of approximately S$45 million will be recorded in the consolidated financial statements of the UOB Group for the financial year ending 31 December 2002 as a result of the Distribution.

4. Important Dates and Times

UOB shareholders should note the following important dates and times in respect of the Distribution:

Date for the crediting of Haw Par Shares into the Securities Accounts	:	Friday, 20 December 2002
Date for the despatch of Haw Par share certificates	:	Friday, 20 December 2002
First day of trading of Haw Par Shares in board lots of 40 Haw Par Shares	:	Monday, 23 December 2002
Last day of trading of Haw Par Shares in board lots of 40 Haw Par Shares	:	Friday, 21 February 2003[A]

A On 11 November 2002, UOB has announced that the last date of trading of Haw Par Shares in board lots of 40 Haw Par Shares is Wednesday, 22 January 2003. At the request of UOB shareholders made at the EGM, an application has been made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") to extend the last day of trading of Haw Par Shares in board lots of 40 Haw Par Shares. The SGX-ST has agreed to extend the last day of trading of Haw Par Shares in board lots of 40 Haw Par Shares to Friday, 21 February 2003.

By Order of the Board

Vivien Chan
Company Secretary
United Overseas Bank Limited

5 December 2002